SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended

27 October 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

                *********************

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BP p.l.c. Group results Third quarter and nine months 2009

London
 27 October 2009
FOR IMMEDIATE RELEASE

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008	%
			$ million
8,049	4,385	5,336	Profit for the period (a)	12,283	24,501
			Inventory holding (gains) losses,
1,980	(1,245)	(355)	net of tax	(1,775)	(1,495)
10,029	3,140	4,981	Replacement cost profit	10,508	23,006	(54)%

53.43	16.76	26.59	─ per ordinary share (cents)	56.11	122.27	(54)%
3.21	1.01	1.60	─ per ADS (dollars)	3.37	7.34

  BP's third-quarter replacement cost profit was $4,981 million, compared with $10,029 million a year ago, a decrease of 50%. For the nine months, replacement cost profit was $10,508 million compared with $23,006 million a year ago, down 54%.
  Non-operating items and fair value accounting effects for the third quarter had a net $307 million favourable impact compared with a net $1,147 million favourable impact in the third quarter of 2008. For the nine months, the respective amounts were $315 million favourable and $632 million unfavourable - see further details on page 2.
  Finance costs and net finance income or expense relating to pensions and other post-retirement benefits were $311 million for the third quarter, compared with $238 million for the same period last year. For the nine months, the respective amounts were $1,000 million and $705 million. The net increase in cost was primarily due to a reduction in the expected return on pension plan assets.
  The effective tax rate on replacement cost profit for the third quarter and nine months was 29% and 33% respectively, compared with 33% and 35% a year ago.
  The decrease was due to a higher proportion of income from associates and jointly controlled entities (which are included net of tax), foreign exchange effects and adjustments to tax provisions. We now expect the full-year effective tax rate to be around 32-33%.
  Net cash provided by operating activities for the quarter and nine months was $8.1 billion and $20.4 billion compared with $14.9 billion and $32.5 billion respectively a year ago.
  Net debt at the end of the quarter was $26.3 billion. The ratio of net debt to net debt plus equity was 21% compared with 17% a year ago.
  Cash costs
  (b)
   for the nine months are more than $3 billion lower than for the same period a year ago and for the full year are expected to be around $4 billion lower.
  Total capital expenditure, including acquisitions and asset exchanges, for the third quarter and nine months was $5.0 billion and $14.4 billion respectively. Capital expenditure, excluding acquisitions and asset exchanges, is expected to be around $20 billion for the year. Disposal proceeds were $0.6 billion for the quarter and $1.6 billion for the nine months.
  The quarterly dividend, to be paid in December, is 14 cents per share ($0.84 per ADS), the same as a year ago. In sterling terms, the quarterly dividend is 8.512 pence per share, compared with 8.705 pence per share a year ago, a decrease of 2%.

(a)	Profit attributable to BP shareholders.
(b)
Cash costs are a subset of production and manufacturing expenses plus distribution and administration expenses. They represent the substantial majority of the expenses in these line items but exclude associated non-operating items and certain costs that are variable, primarily with volumes (such as freight costs). They are the operating and overhead costs that are most directly under management control.

The commentaries above and following are based on replacement cost profit and should be read in conjunction with the cautionary statement on page 8.

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Analysis of replacement cost profit before interest and tax and reconciliation to profit for the period

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			$ million
12,709	5,046	6,929	Exploration and Production	16,295	33,552
1,972	680	916	Refining and Marketing	2,686	3,760
(16)	(583)	(586)	Other businesses and corporate	(1,930)	(543)
838	76	104	Consolidation adjustment	(225)	(167)
15,503	5,219	7,363	RC profit before interest and tax (a)	16,826	36,602

			Finance costs and net finance income or
			expense relating to pensions and other
(238)	(321)	(311)	post-retirement benefits	(1,000)	(705)
(5,099)	(1,714)	(2,052)	Taxation on a replacement cost basis	(5,220)	(12,524)
(137)	(44)	(19)	Minority interest	(98)	(367)
			Replacement cost profit attributable
10,029	3,140	4,981	to BP shareholders	10,508	23,006

(2,978)	1,874	538	Inventory holding gains (losses)	2,666	2,300
			Taxation (charge) credit on inventory
998	(629)	(183)	holding gains and losses	(891)	(805)
			Profit for the period attributable to BP
8,049	4,385	5,336	shareholders	12,283	24,501

(a)	Replacement cost profit reflects the replacement cost of supplies. For further information see page 14.

Total of non-operating items and fair value accounting effects
(a)(b)

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			$ million
1,215	642	651	Exploration and Production	1,762	(1,769)
636	(292)	(155)	Refining and Marketing	(906)	1,086
(128)	(39)	(64)	Other businesses and corporate	(424)	(332)
1,723	311	432		432	(1,015)
(576)	(109)	(125)	Taxation credit (charge) (c)	(117)	383
1,147	202	307		315	(632)

(a)	An analysis of non-operating items by type is provided on page 15 and an analysis by region is shown on pages 5, 7 and 8.
(b)	Information on fair value accounting effects is non-GAAP. For further details, see page 16.
(c)	Tax is calculated using the quarter's effective tax rate on replacement cost profit .

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Per share amounts

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			Per ordinary share (cents) (a)
42.93	23.41	28.48	Profit for the period	65.58	130.21
53.43	16.76	26.59	RC profit for the period	56.11	122.27

			Per ADS (dollars) (a)
2.58	1.40	1.71	Profit for the period	3.93	7.81
3.21	1.01	1.60	RC profit for the period	3.37	7.34

(a)	See Note 4 on page 20 for details of the calculation of earnings per share.

Net debt ratio - net debt: net debt + equity

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			$ million
28,300	36,240	36,555	Gross debt	36,555	28,300
			Less: fair value asset (liability) of
149	179	370	hedges related to finance debt	370	149
28,151	36,061	36,185		36,185	28,151
6,142	8,959	9,883	Cash and cash equivalents	9,883	6,142
22,009	27,102	26,302	Net debt	26,302	22,009
106,790	96,949	100,803	Equity	100,803	106,790
17%	22%	21%	Net debt ratio	21%	17%

Net debt and net debt ratio are non-GAAP measures.
Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'.
We believe that net debt and net debt ratio provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders.

Dividends

Dividends payable

BP today announced a dividend of 14 cents per ordinary share to be paid in December. Holders of ordinary shares will receive 8.512 pence per share and holders of American Depositary Receipts $0.84 per ADS. The dividend is payable on 7 December 2009 to shareholders on the register on 13 November 2009. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 7 December 2009.

Dividends paid

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			Dividends paid per ordinary share
14.000	14.000	14.000	cents	42.000	41.050
7.039	9.584	8.503	pence	27.905	20.682
84.00	84.00	84.00	Dividends paid per ADS (cents)	252.00	246.30

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Exploration and Production

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			$ million
12,545	5,062	6,930	Profit before interest and tax (a)	16,278	33,418
164	(16)	(1)	Inventory holding (gains) losses	17	134
			Replacement cost profit before
12,709	5,046	6,929	interest and tax	16,295	33,552

			By region
3,739	1,161	1,864	US	4,168	10,425
8,970	3,885	5,065	Non-US	12,127	23,127
12,709	5,046	6,929		16,295	33,552

(a)	Includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the third quarter and first nine months of 2009 was $6,929 million and $16,295 million respectively, decreases of 45% and 51% compared with the same periods in 2008. The decreases in both periods were primarily due to lower realizations, partly offset by the impact of higher production and lower costs. Both periods were impacted by higher depreciation. The first nine months of 2009 also reflected lower earnings from equity-accounted entities, primarily TNK-BP.

The third quarter and first nine months also benefited from net non-operating gains of $471 million and $1,289 million respectively, primarily related to fair value gains on embedded derivatives and gains on the sale of operations. The corresponding periods in 2008 reflected a net non-operating gain of $1,118 million and a net non-operating charge of $1,234 million respectively. Additionally, in the third quarter, fair value accounting effects had a favourable impact of $180 million compared with a favourable impact of $97 million a year ago. For the first nine months, the favourable impact was $473 million compared with an unfavourable impact of $535 million in the same period of 2008.

Production for the quarter was 3,917mboe/d, 7% higher than the third quarter of 2008. This increase primarily reflects continued strong operational performance and the absence of hurricanes, which impacted the third quarter of 2008. After adjusting for entitlement impacts in our production-sharing agreements (PSAs) and the effect of OPEC quota res trictions, the increase was still
 7%. Adjusting for hurricanes, which impacted our production in the third quarter of 2008, production was 4% higher. Unit production costs in the quarter were 18% lower than the third quarter of 2008 after adjusting production for the impact of hurricanes.

Production for the first nine months was 3,979mboe/d, more than 4% higher than the same period last year. After adjusting for the effect of entitlement changes in our PSAs and the effect of OPEC quota restrictions, production was more than 5% higher than the same period of 2008. After adjusting for the effect of hurricanes, production was 4% higher than the same period of 2008.

During the quarter, we announced a giant discovery at the
Tiber
 prospect in the deepwater US Gulf of Mexico (BP 62% and operator).

On 1 October, Sonangol and BP announced the Tebe oil discovery in the ultra-deepwater Block 31, offshore
Angola
 (BP 26.67% and operator). This is the nineteenth discovery made by BP in Block 31.

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Exploration and Production

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			$ million
			Non-operating items
3	118	(65)	US	124	(13)
1,115	389	536	Non-US	1,165	(1,221)
1,118	507	471		1,289	(1,234)

			Fair value accounting effects (a)
136	92	169	US	469	(242)
(39)	43	11	Non-US	4	(293)
97	135	180		473	(535)

			Exploration expense
59	235	235	US	514	178
173	112	143	Non-US	330	465
232	347	378		844	643

			Production (net of royalties) (b)
			Liquids (mb/d) (net of royalties) (c)
473	661	669	US	658	520
190	201	199	Europe	204	216
833	837	850	Russia	836	825
787	827	814	Rest of World	823	820
2,283	2,526	2,532		2,521	2,381
			Natural gas (mmcf/d) (net of royalties)
2,094	2,339	2,278	US	2,317	2,127
527	645	473	Europe	651	755
579	555	553	Russia	583	546
4,811	5,041	4,727	Rest of World	4,906	4,812
8,011	8,580	8,031		8,457	8,240
			Total hydrocarbons (mboe/d) (d)
834	1,064	1,061	US	1,057	887
280	312	280	Europe	316	346
932	933	945	Russia	937	919
1,618	1,696	1,631	Rest of World	1,669	1,650
3,664	4,005	3,917		3,979	3,802

			Average realizations (e)
111.47	52.33	62.77	Total liquids ($/bbl)	52.20	103.96
6.49	2.86	2.81	Natural gas ($/mcf)	3.11	6.32
73.49	35.02	41.12	Total hydrocarbons ($/boe)	35.81	70.31

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on page 16.
(b)	Includes BP's share of production of equity-accounted entities.
(c)	Crude oil and natural gas liquids.
(d)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(e)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

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Refining and Marketing

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			$ million
(823)	2,536	1,433	Profit before interest and tax (a)	5,386	6,180
2,795	(1,856)	(517)	Inventory holding (gains) losses	(2,700)	(2,420)
			Replacement cost profit before
1,972	680	916	interest and tax	2,686	3,760

			By region
338	(326)	(229)	US	(247)	91
1,634	1,006	1,145	Non-US	2,933	3,669
1,972	680	916		2,686	3,760

(a)	Includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the third quarter and nine months was $916 million and $2,686 million respectively. The results in the equivalent periods of 2008 were $1,972 million and $3,760 million. The third quarter's result included a net non-operating charge of $241 million mainly relating to environmental provisions which are reassessed annually, compared to net non-operating items of nil a year ago. For the nine months, the net non-operating charge was $757 million, primarily relating to restructuring, compared to a net gain of $510 million a year ago. Fair value accounting effects had a favourable impact of $86 million in the third quarter and an unfavourable impact of $149 million for the nine months. A year ago, there were favourable impacts of $636 million and $576 million respectively.

After adjusting for non-operating items and fair value accounting effects, the result for the third quarter was lower than in the same period of 2008, largely due to the weaker refining environment in which global indicator margins were less than half of the levels seen in third quarter of 2008. This significant adverse environmental effect was partially offset by performance improvements in operations, by the absence of last year's adverse foreign exchange effects on in-transit barrels, and by lower costs.

For the nine months, the result after adjusting for non-operating items and fair value accounting effects improved by 34% relative to the same period in 2008 despite average refining indicator margins having fallen 30% year on year. This was due to significantly stronger operational performance, very strong supply and trading performance in the first quarter of 2009, and continued delivery of cost reductions, with costs for the first nine months of 2009 down more than 15% year on year.

In our Fuels Value Chains, refining throughput for the third quarter increased significantly to 2,329mb/d, compared to 2,185mb/d for the same period a year ago. This throughput increase was the result of improved refining operations in the
US
. This allowed additional margin capture in the
US
 region, where refining margins have held up better than in Europe and
Asia
. Solomon refining availability was up by more than six percentage points year on year.

In the International Businesses, margin capture has been strong compared to the third quarter of 2008. In petrochemicals, volumes were over 20% higher than in the second quarter and also higher than the same period last year.

Refining margins look set to remain weak as a result of high distillate inventory levels and low global utilization rates. In the International Businesses, we expect petrochemicals margins to be under pressure in the fourth quarter due to new capacity coming onstream. BP's refinery turnaround activities are expected to be higher in the fourth quarter than in the third.

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Refining and Marketing

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			$ million
			Non-operating items
13	(27)	(179)	US	(340)	771
(13)	(139)	(62)	Non-US	(417)	(261)
-	(166)	(241)		(757)	510
			Fair value accounting effects (a)
174	(46)	6	US	25	322
462	(80)	80	Non-US	(174)	254
636	(126)	86		(149)	576
			Refinery throughputs (mb/d)
1,158	1,188	1,307	US	1,220	1,141
730	763	751	Europe	766	753
297	318	271	Rest of World	296	303
2,185	2,269	2,329	Total throughput	2,282	2,197
87.7	93.6	94.3	Refining availability (%) (b)	93.4	88.0
			Oil sales volumes (mb/d)
			Refined products
1,453	1,431	1,442	US	1,426	1,468
1,584	1,457	1,522	Europe	1,502	1,567
662	634	619	Rest of World	623	690
3,699	3,522	3,583	Total marketing sales	3,551	3,725
2,107	2,166	2,280	Trading/supply sales (c)	2,231	2,057
5,806	5,688	5,863	Total refined product sales	5,782	5,782
1,511	1,994	1,899	Crude oil	1,913	1,739
7,317	7,682	7,762	Total oil sales	7,695	7,521
			Global Indicator Refining Margin ($/bbl) (d)
7.13	3.10	2.60	NWE	3.45	6.46
9.87	6.00	4.16	USGC	5.60	8.22
10.47	8.54	5.04	Midwest	6.86	6.04
7.07	7.14	4.89	USWC	7.31	7.64
5.90	(0.11)	(0.02)	Singapore	0.78	6.69
8.03	4.98	3.42	Average	4.85	6.93
			Chemicals production (kte)
850	745	812	US	2,270	2,908
855	867	972	Europe	2,627	2,645
1,358	1,035	1,429	Rest of World	3,583	4,487
3,063	2,647	3,213	Total production	8,480	10,040

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on page 16.
(b)
Refining availability represents Solomon Associates' operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory maintenance downtime.

(c)	A minor amendment has been made to trading/supply sales volumes for the first and second quarters of 2009.
(d)
The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.

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Other businesses and corporate

Third	Second	Third
quarter	quarter	quarter		Nine months
2008	2009	2009		2009	2008
			$ million
(35)	(581)	(566)	Profit (loss) before interest and tax (a)	(1,947)	(529)
19	(2)	(20)	Inventory holding (gains) losses	17	(14)
			Replacement cost profit (loss)
(16)	(583)	(586)	before interest and tax	(1,930)	(543)

			By region
(288)	(129)	(179)	US	(587)	(625)
272	(454)	(407)	Non-US	(1,343)	82
(16)	(583)	(586)		(1,930)	(543)
			Results include
			Non-operating items
(105)	(33)	(29)	US	(178)	(187)
(23)	(6)	(35)	Non-US	(246)	(145)
(128)	(39)	(64)		(424)	(332)

(a)	Includes profit after interest and tax of equity-accounted entities.

Other businesses and corporate comprises the Alternative Energy business, Shipping, the group's aluminium asset, Treasury (which includes interest income on the group's cash and cash equivalents), and corporate activities worldwide.

The replacement cost loss before interest and tax for the third quarter and nine months was $586 million and $1,930 million respectively, compared with losses of $16 million and $543 million a year ago. The increased charge in both periods was primarily due to a weaker margin environment for Shipping and the Solar business and negative foreign exchange effects, partially offset by the continued reduction in corporate costs. The net non-operating charge for the third quarter and nine months was $64 million and $424 million respectively, compared with net charges of $128 million and $332 million a year ago.

In Alternative Energy, our BP Solar business and FedEx Ground, the small-package shipping unit of FedEx Corp., announced plans to install the largest rooftop solar-electric system in the
US
 at its distribution hub in
Woodbridge
,
New Jersey
. Solar sales in the third quarter were 73MW, compared with 47MW in the same period of last year, reflecting recovery in the market.

In July, BP and Martek Biosciences Corporation announced the signing of a Joint Development Agreement (JDA) to work on the production of microbial oils for biofuels applications.

We sold our Indian wind business to Green Infra Ltd in September. BP's net wind generation capacity
(b)
 at the end of the third quarter was 577MW, compared to 243MW at the end of the same period a year ago.

(b)	Net wind capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP's share of equity-accounted entities.

Cautionary statement regarding forward-looking statements: The foregoing discussion contains forward-looking statements particularly those regarding effective tax rate, cash costs, capital expenditure, production, phasing of production, dividend, expected timing and proceeds of disposals, refining and petrochemical margins, International Businesses revenues, refinery turnaround activity and return on investments. By their nature, forward-looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields onstream; industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2008 and our 2008 Annual Report on Form 20-F filed with the
US
 Securities and Exchange Commission.

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:   27 October, 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary